UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the date of August 18, 2005.
Commission File Number 33398141
BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)
LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272
18 August 2005
Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000
Dear Mr Gates
Goodman Finance Limited: Preliminary Full Year Report Announcement
I attach copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.
Goodman Finance Limited is the issuer of NZ$212,500,000 Capital Notes which were issued during the period 5 May 2003 to 27 June 2003.
Yours sincerely

/s/ Helen Golding Helen Golding
Company Secretary / Group Legal Counsel
Encl.
INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED REGISTERED ADDRESS: GOODMAN FIELDER HOUSE CNR SPRINGS AND EAST TAMAKI ROADS EAST TAMAKI AUCKLAND NEW ZEALAND TEL: + 64 9 272 1217 FAX: + 64 9 272 1202
18 August 2005
Market Information Services
New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
NEW ZEALAND
GOODMAN FINANCE LIMITED: PRELIMINARY FULL YEAR REPORT
Pursuant to Listing Rule 10.4, attached is Appendix 1 — Preliminary Full Year Report Announcement, for Goodman Finance Limited (“Goodman Finance” or the “Company”) for the financial year to 30 June, 2005.
Directors’ Commentary on Results
Goodman Finance has reported a profit of $179,666 for the year (compared to a profit of $1.417 million for the 12 months ended 30 June 2004). The profit was in line with the Directors’ expectations.
Activities of Goodman Finance
Goodman Finance is a wholly owned subsidiary of Burns, Philp & Company Limited (“Burns Philp”). It was incorporated for the purpose of issuing Capital Notes, the proceeds of which were loaned to other subsidiaries of Burns Philp to help fund the acquisition of Goodman Fielder Pty Limited. The Company has on issue NZ$212,500,000 of Capital Notes, comprising NZ$173,684,000 of the 2008 Capital Notes and NZ$38,816,000 of the 2011 Capital Notes. The Capital Notes trade on the NZX.
Goodman Finance does not conduct any trading activities. It receives interest from Burns Philp and certain of its subsidiaries in order to fund the payment of interest on the Capital Notes issued by the Company.
Burns Philp and certain of its subsidiaries guarantee the indebtedness of Goodman Finance under a Restated Trust Deed dated 30 April 2003 (which governs the terms of the Capital Notes), on an unsecured and subordinated basis.
As Burns Philp guarantees the payment of the interest on the Capital Notes, and the other indebtedness of Goodman Finance under the Restated Trust Deed, a holder of the Capital Notes should have regard to the results of the Burns Philp Group in addition to the results of Goodman Finance. It is anticipated that the results for the Burns Philp Group for the period ended 30 June 2005 will be released in early September 2005. A copy of the Annual Report of Burns Philp will be forwarded to each holder of Capital Notes at the same time as the Annual Report for Goodman Finance is sent to them.
Payment of Interest
Interest on the Capital Notes is payable quarterly in arrears as follows:
•	15 March, 15 June, 15 September and 15 December in respect of the 2008 Capital Notes; and

•	15 February, 15 May, 15 August and 15 November in respect of the 2011 Capital Notes.
If the interest date is not a business day, payment will occur on the next business day after that date.
Yours sincerely,
/ s / Thomas Degnan
Thomas J. Degnan
Director
MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

Appendix 1 (Rule 10.4)
Full Year Report
PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT
Goodman Finance Limited
(Name of Listed Issuer)
For Full Year Ended 30th June 2005
(referred to in this report as the “full year”)
Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting principles and gives a true and fair view of the matters to which the report relates and is based on unaudited financial statements.
The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

			Consolidated Statement
		Financial Performance
				Previous
		Current		corresponding
		Full Year	Down	Full year
		$NZ’000%		$NZ’000
1	CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
1.1	OPERATING REVENUE
	(a) Trading Revenue	—		—
	(b) Other Revenue	23,160	(5)	24,426
	(c) Total Operating Revenue	23,160	(5)	24,426
1.2	OPERATING SURPLUS BEFORE TAXATION	268	(80)	1,368
	(a) Less taxation on operating result	(89)	n/a	49
1.3	OPERATING SURPLUS AFTER TAX	179	(87)	1,417
	(a) Extraordinary Items after Tax [detail in Item 3]	—		—
	(b) Unrealised net change in value of investment properties	—		—
1.4	NET SURPLUS FOR THE PERIOD	179	(87)	1,417
	(a) Net Surplus attributable to minority interests
1.5	NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	179	(87)	1,417

Consolidated Statement of
Financial Performance
Previous
		Current	corresponding
		Full year	Full year
		$NZ’000	$NZ’000
2	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR
2.1	INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
	(a) Interest revenue included in Item 1.1(b)	23,160	24,426
	(b) Unusual items for separate disclosure (gain/loss) (detail — Item 3)	—	—
	(c) Equity earnings (gain/loss) (detail — Item 16)	—	—
	(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(22,695)	(22,784)
	(e) Leasing and renting expenses	—	—
	(f) Depreciation	—	—
	(g) Diminuton in the value of assets (other than depreciation)	—	—
	(h) Amortisation of goodwill	—	—
	(i) Amortisation of other intangible assets	—	—
	(j) Impairment of goodwill	—	—
	(k) Impairment of other intangible assets	—	—

Consolidated Statement of
Financial Performance
Previous
		Current	corresponding
		Full Year	Full Year
		$NZ’000	$NZ’000
2.2	SUPPLEMENTARY ITEMS
	(a) Interest costs excluded from Item 2.1(d) and capitalised	n/a	n/a
	(b) Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	n/a	n/a
	(c) Unrecognised differences between the carrying value and market value of publicly traded investments	n/a	n/a

Appendix 1 (Rule 10.4)
Full Year Report

Group - Current
Full Year
		Operating	Operating
		Revenue	Surplus
		$NZ’000	$NZ’000
3	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP
DETAILS AND COMMENTS
	Discontinued Activities:	n/a	n/a

	(Disclose Operating Revenue and Operating Surplus)	n/a	n/a

	TOTAL DISCONTINUED ACTIVITIES	n/a	n/a

	Material Unusual (including Non Recurring) Items (included in 1.2)	n/a	n/a

	Description:	n/a	n/a

	TOTAL MATERIAL NON RECURRING ITEMS	n/a	n/a

	Extraordinary Items (Ref. Item 1.3(a))	n/a	n/a

	Description:	n/a	n/a

	TOTAL EXTRAORDINARY ITEMS	n/a	n/a

Statement of Movements
In Equity
Previous
		Current	corresponding
		Full year	Full year
		$NZ’000	$NZ’000
4	STATEMENT OF MOVEMENTS IN EQUITY
4.1	NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	179	1,417
	(a) Net Surplus attributable to minority interest	—	—
4.2	OTHER RECOGNISED REVENUE AND EXPENSES
	(a) Increases (decreases) in revaluation reserves	—	—
	(b) Current Translation Differences	—	—
	(c) Minority interest in other recognised revenue and expenses	—	—
4.3	TOTAL RECOGNISED REVENUES AND EXPENSES	—	—
4.4	OTHER MOVEMENTS
	(a) Contributions by Owners	—	—
	(b) Distributions to Owners	—	—
	(c) Other	—	—
4.5	EQUITY AT BEGINNING OF FULL YEAR	(98)	(1,515)
4.6	EQUITY AT END OF FULL YEAR	81	(98)

Appendix 1 (Rule 10.4)
Full Year Report

Earnings Per Security
Previous
		Current	corresponding
		Full year	Full year
		$NZ’000	$NZ’000
5	EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
	(a) Basic EPS	$1.79	$14.17
(b) Diluted EPS (if materially different from (a))

6	MATERIAL ACQUISITIONS OF SUBSIDIARIES
	(a) Name of subsidiary or group of subsidiaries	n/a	n/a
	(b) Percentage of ownership acquired	n/a	n/a
	(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$
	(d) Date from which such contribution has been calculated	n/a	n/a
$

7	MATERIAL DISPOSALS OF SUBSIDIARIES
	(a) Name of subsidiary or group of subsidiaries	n/a	n/a
	(b) Contribution to consolidated net Surplus/(Deficit) (Item 1.4)	$
	(c) Date from which such contribution has been calculated	n/a	n/a
(d) Contribution to consolidated net Surplus/(Deficit) (Item 1.4) for the
	previous corresponding full year	n/a	n/a
(e) Contribution to consolidated net Surplus/(Deficit) (Item 1.4) from sale
	of subsidiary	$

8	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments.

Goodman Finance Limited was incorporated as a special purpose company to provide funding in connection with the acquisition of Goodman Fielder Limited (now Goodman Fielder Pty Limited) by Burns, Philp & Company Limited.
It does not operate in any specific industry or geographical segment.

Appendix 1 (Rule 10.4)
Full Year Report

	Consolidated Statement of Financial Position
	At end of	As shown in	If half yearly
	current	last	as shown in last
	Full Year	Annual Report	half yearly report
	$NZ’000	$NZ’000	$NZ’000
9 CURRENT ASSETS:
(a) Cash	190	48	n/a
(b) Trade receivables	—	—	n/a
(c) Investments	—	—	n/a
(d) Inventories	—	—	n/a
(e) Other assets, current	—	12	n/a
TOTAL CURRENT ASSETS	190	60
9.1 NON-CURRENT ASSETS
(a) Trade receivables	208,781	206,851	n/a
(b) Investments	—	—	n/a
(c) Inventories	—	—	n/a
(d) Property, plant and equipment	—	—	n/a
(e) Goodwill	—	—	n/a
(f) Deferred Taxation Assets	—	—	n/a
(g) Other Intangible Assets	—	—	n/a
(h) Other assets, non current	6,482	8,381	n/a
9.2 TOTAL NON-CURRENT ASSETS	215,263	215,232
9.3 TOTAL ASSETS	215,453	215,292
9.4 CURRENT LIABILITIES
(a) Trade Creditors	1,829	1,423	n/a
(b) Income in advance, current	—	—	n/a
(c) Secured loans	—	—	n/a
(d) Unsecured loans	—	—	n/a
(e) Provisions, current	—	—	n/a
(f) Other liabilities, current	—	—	n/a
TOTAL CURRENT LIABILITIES	1,829	1,423
9.5 NON-CURRENT LIABILITIES
(a) Accounts payable, non-current	—	—	n/a
(b) Secured loans	—	—	n/a
(c) Unsecured loans	212,500	212,500	n/a
(d) Provisions, non-current	—	—	n/a
(e) Deferred Taxation Liability, non-current	1,043	1,467	n/a
(f) Other liabilities, non-current	—	—	n/a
9.6 TOTAL NON-CURRENT LIABILITIES	213,543	213,967
9.7 TOTAL LIABILITIES	215,372	215,390
9.8 NET ASSETS	81	(98)
9.9 SHAREHOLDERS’ EQUITY
(a) Share capital (optional)
(b) Reserves (optional) (i) Revaluation reserve
(ii) Other reserves
(c) Retained Surplus (accumulated Deficit) (optional)
9.10 SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	81	(98)	n/a
(a) Minority equity interests in subsidiaries	—	—	—
9.11 TOTAL SHAREHOLDERS’ EQUITY	81	(98)
(a) Returns on Assets (%) (EBIT divided by Total Assets)	n/a	n/a	n/a
(b) Return on Equity (%) (Net Income divided by Shareholders’ Equity)	n/a	n/a	n/a
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders’ Equity)	n/a	n/a	n/a

Appendix 1 (Rule 10.4)
Full Year Report

	Consolidated Statement
	of cashflows for full year
	Current	Corresponding
	Full year	Full year
	$NZ’000	$NZ’000
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES
(a) Receipts from customers	—	—
(b) Interest received	21,230	22,030
(c) Dividends received	—	—
(d) Payments to suppliers and employees	—	—
(e) Interest paid	(20,796)	(21,371)
(f) Income taxes refunded/(paid)	148	(40)
(g) Other cash flows relating to operating activities	(440)	1,744
NET OPERATING FLOWS	142	2,363

11 CASH FLOWS RELATING TO INVESTING ACTIVITIES
(a) Cash proceeds from sale of property, plant and equipment	—	—
(b) Cash proceeds from sale of equity investments	—	—
(c) Loans repaid by other entities	—	—
(d) Cash paid for purchases of property, plant and equipment	—	—
(e) Interest paid — capitalised	—	—
(f) Cash paid for purchases of equity investments	—	—
(g) Loans to other entities	—	(32,965)
(h) Other cash flows relating to investing activities	—	—
NET INVESTING CASH FLOWS	—	(32,965)

12 CASH FLOWS RELATED TO FINANCING ACTIVITIES
(a) Cash proceeds from issue of shares, options, etc.	—	—
(b) Borrowings	—	—
(c) Repayment of borrowings	—	—
(d) Dividends paid	—	—
(e) Other cash flows relating to financing activities	—	(5,517)
NET FINANCING CASH FLOWS	—	(5,517)

13 NET INCREASE/(DECREASE) IN CASH HELD	142	(36,119)
(a) Cash at beginning of full year	48	36,167
(b) Exchange rate adjustments to Item 12.3(a) above	—	—
(c) CASH AT END OF FULL YEAR	190	48
14 NON-CASH FINANCING AND INVESTING ACTIVITIES
Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows: Nil
15 RECONCILIATION OF CASH
For the purposes of the above Statement of cash flows, cash includes:

Previous
	Current	Corresponding
	Full year	Full year
	NZ$’000	NZ$’000
Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
Cash on hand and at bank	190	48
Deposits at call	—	—
Bank overdraft	—	—
Other (provide details eg Term Deposits)	—	—
Total = Cash at End of Full Year (Item 13(c) above)	190	48

Appendix 1 (Rule 10.4)
Full Year Report
16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES
Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).
16.1 GROUP SHARE OF RESULTS OF ASSOCIATES

Equity Earnings
Previous
	Current	corresponding
	Full year	Full year
	$NZ’000	$NZ’000
(a) OPERATING SURPLUS/(DEFICIT) BEFORE TAX	n/a	n/a
(b) Less tax	n/a	n/a
(c) OPERATING SURPLUS/(DEFICIT) AFTER TAX	n/a	n/a
(i) Extraordinary items	n/a	n/a
(d) NET SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	n/a	n/a
16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES
(a) The group has a material (from group’s viewpoint) interest in the following corporations:

	Percentage of ordinary		Contribution to net
	shares held at end of		surplus/(deficit)
Name	Full Year		(Item 1.5)
Equity Accounted		Previous		Previous
Associates	Current	Corresponding	Current	Corresponding
	Full Year	Full Year	Full Year	Full Year
			NZ$’000	NZ$’000
Equity Accounted in current year

n/a	n/a	n/a	n/a	n/a

Other Material Interests			Not Equity Accounted in current year

n/a	n/a	n/a	n/a	n/a
(b) Investments in Associates

Previous
	Current	Corresponding
	Full Year	Full Year
	$NZ’000	$NZ’000
Carrying value of investments in associates beginning of the full year	n/a	n/a

Share of changes in associates’ post acquisition surpluses/and reserves:

— Retained surplus	n/a	n/a

— Reserves	n/a	n/a

Net goodwill amortisation and impairment adjustments in the period	n/a	n/a

Less Dividends received in the period	n/a	n/a

Equity carrying value of investments at the end of full year	n/a	n/a

Amount of goodwill included in carrying value at end of that full year	n/a	n/a

Appendix 1(Rule 10.4)
Full Year Report
17	ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Paid-Up Value
	Number			Number	Cents
Category of Securities	Issued			Quoted	(If not fully paid)

PREFERENCE SHARES:
# (Description)

Issued during current full year	Nil			Nil

ORDINARY SHARES:

Opening balance	100			100

Issued during current full year	Nil			Nil

Closing balance	100			100
CONVERTIBLE NOTES
# (Description)

Issued during current full year	Nil			Nil

OPTIONS:	Issued		Quoted	Exercise Price	Expiry Date

Nil

Issued during current full year

DEBENTURES — Totals only:		$

UNSECURED NOTES — Totals only:		$

OTHER SECURITIES	$212,500,000			$$212,500,000

# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.
18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.
(a)	Material factors affecting the revenues and expenses of the group for the current full year

NIL

(b)	Significant trends or events since end of current full year

NIL

(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

NIL

(d)	Critical Accounting Policies — Management believes the following to be critical accounting policies, that is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

NIL

(e)	Management’s discussion and analysis of financial condition, result and operations — this section should contain forward looking statements that should outline where these involve risk and uncertainty

See additional comments.

(f)	Other comments

ADDITIONAL COMMENTS

Burns, Philp & Company Limited (Burns Philp) and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance Limited (Goodman Finance) under the Trust Deed dated 30 April 2003, as amended on 22 July 2005 (Trust Deed), on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance.

Appendix 1(Rule 10.4)
Full Year Report
CONTINGENT LIABILITIES

Goodman Finance is a guarantor (and in some cases a security provider) in respect of certain debt facilities of the Burns Philp Group, which are senior in right of repayment to the Capital Notes. As at 30 June 2005, these facilities included the US$400 million 9.75% unsecured Senior Subordinated Notes due 2012, the US$210 million 10.75% unsecured Senior Subordinated Notes due 2011 and the US$100 million 9.5% unsecured Senior Notes due 2010, in addition to a number of small financings.
19	DIVIDEND
(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

n/a

(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

n/a
20	ANNUAL MEETING (if full year report)
(a)	To be held at

As the company has only one shareholder, a shareholder’s resolution will be passed in lieu of an Annual General Meeting in accordance with section 122(4) of the Companies Act 1993.

(b)	Date 2005 Time

(c)	Approximate date of availability of Annual Report 30th September 2005
     If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 18 August 2005

/ s / Thomas Degnan	18 August 2005

(signed by) Thomas J. Degnan

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	August 18, 2005	By	/s/ Helen Golding

(Signature) *
HELEN GOLDING
Company Secretary & Group Legal Counsel
* Print the name and title under the signature of the signing officer